Exhibit 99.1

2Q23 Earnings Release

August 16, 2023

investors.stone.co

StoneCo Reports Second Quarter 2023 Results

Strong Revenue Growth and Profits Above Expectations

R$3 billion in Revenues, R$447 million in Adjusted EBT and R$322 million in Adjusted Net Income,

a year over year growth of 28%, 489% and 477%, respectively

George Town, Grand Cayman, August 16, 2023 – StoneCo Ltd. (Nasdaq: STNE, B3: STOC31) (“Stone” or the “Company”) today reports its financial results for its second quarter ended June 30, 2023.

Operating and Financial Highlights for 2Q23

Note about our non-IFRS Adjusted P&L metrics: as anticipated in our 4Q22 Earnings announcement, from 1Q23 onwards we no longer adjust the expenses related to share-based compensation, which may affect the comparability of our current Adjusted results to our Adjusted numbers prior to 1Q23. To allow for better understanding of our business performance trends, the tables in this Earnings Release will make reference to our Adjusted P&L metrics including share-based compensation expenses (i.e. not adjusting those expenses out), both in 1Q23 and in prior periods for comparability purposes.

MAIN CONSOLIDATED FINANCIAL METRICS

Table 1: Main Consolidated Financial Metrics

Main Consolidated Financial Metrics (R$mn)	2Q23	1Q23	2Q22	Δ y/y %	Δ q/q %	1H23	1H22	y/y %
Total Revenue and Income	2,954.8	2,711.7	2,304.1	28.2%	9.0%	5,666.4	4,374.4	29.5%
Adjusted EBITDA	1,498.8	1,251.4	1,026.5	46.0%	19.8%	2,750.2	1,830.1	50.3%
Adjusted EBT	447.0	324.0	75.8	489.3%	38.0%	771.0	144.7	433.0%
Adjusted Net Income	322.0	236.6	55.8	476.9%	36.1%	558.6	98.4	467.8%
Adjusted Net Cash	4,327.2	3,988.8	2,754.4	57.1%	8.5%	4,327.2	2,754.4	57.1%

•	Total Revenue and Income reached R$2,954.8 million, growing 28.2% year over year. This was primarily driven by (i) 32.0% increase in financial services platform revenues, which reached R$2,551.2 million mainly due to above-market TPV growth in our MSMB segment and higher take rate; and (ii) 9.2% increase in software platform revenues, which reached R$382.9 million due to organic growth in our Core POS and ERP solutions.

•	Adjusted EBITDA in 2Q23 was R$1,498.8 million, up 46.0% year over year and 19.8% quarter over quarter. Adjusted EBITDA Margin increased 4.6 percentage points sequentially to 50.7% mainly due to higher sequential Total Revenue and Income, excluding other financial income and continued realization of operating leverage across costs and expenses.

•	Adjusted EBT in 2Q23 was R$447.0 million, up 489.3% year over year and 38.0% quarter over quarter, with adjusted EBT margin increasing 3.2 percentage points sequentially to 15.1%. This higher margin was primarily driven by consolidated revenue growth and costs improvements, aided by operating leverage across all expenses lines. These effects were partially offset by increased financial expenses as percentage of revenues.

•	Adjusted Net Income in 2Q23 was R$322.0 million, 476.9% higher year over year, with adjusted net margin of 10.9%. This compares with R$236.6 million and a margin of 8.7% in 1Q23. Sequential margin improvement was driven by the same factors that impacted Adjusted EBT margin, and partially offset by a higher effective tax rate in the quarter.

•	Adjusted Net Cash position was R$4,327.2 million in 2Q23, increasing 57.1% year over year or 8.5% quarter over quarter. The sequential increase of R$338.4 million was driven by (i) R$647.0 million of cash net income (net income plus non-cash income and expenses as reported in our statement of cash flows), (ii) plus a R$67.3 million inflow from labor and social security liabilities, and (iii) partially offset by R$332.2 million of capex and R$28.7 million from M&A expenses. Other effects contributed negatively with R$14.9 million.

SEGMENT REPORTING

Below, we provide our main financial metrics broken down into our two reportable segments and non-allocated activities.

Table 2: Financial metrics by segment1

Segment Reporting (R$mn Adjusted)	2Q23	% Rev[1]	1Q23	% Rev[1]	2Q22	% Rev	Δ y/y %	Δ q/q %
Total Revenue and Income	2,954.8	100.0%	2,711.7	100.0%	2,304.1	100.0%	28.2%	9.0%
Financial Services	2,551.2	100.0%	2,335.9	100.0%	1,932.6	100.0%	32.0%	9.2%
Software	382.9	100.0%	358.2	100.0%	350.7	100.0%	9.2%	6.9%
Non-Allocated	20.7	100.0%	17.5	100.0%	20.8	100.0%	(0.5%)	18.1%
Adjusted EBITDA	1,498.8	50.7%	1,251.4	46.1%	1,026.5	44.5%	46.0%	19.8%
Financial Services	1,427.5	56.0%	1,209.0	51.8%	989.9	51.2%	44.2%	18.1%
Software	66.5	17.4%	39.9	11.1%	53.1	15.1%	25.1%	66.7%
Non-Allocated	4.9	23.4%	2.5	14.2%	(16.6)	(79.6%)	n.m	94.7%
Adjusted EBT	447.0	15.1%	324.0	11.9%	75.8	3.3%	489.3%	38.0%
Financial Services	398.2	15.6%	306.0	13.1%	53.3	2.8%	646.5%	30.1%
Software	45.5	11.9%	16.9	4.7%	39.9	11.4%	14.0%	169.6%
Non-Allocated	3.4	16.2%	1.2	6.7%	(17.4)	(83.5%)	n.m	186.2%

1 Margins are calculated by dividing by the revenue of each segment.

FINANCIAL SERVICES SEGMENT PERFORMANCE HIGHLIGHTS

Table 3: Financial Services Main Operating and Financial Metrics2][3

Main Financial Services Metrics	2Q23	1Q23	2Q22	Δ y/y %	Δ q/q %
Financial Metrics (R$mn)
Total Revenue and Income	2,551.2	2,335.9	1,932.6	32.0%	9.2%
Adjusted EBITDA	1,427.5	1,209.0	989.9	44.2%	18.1%
Adjusted EBT	398.2	306.0	53.3	646.5%	30.1%
Adjusted EBT margin (%)	15.6%	13.1%	2.8%	12.8 p.p.	2.5 p.p.

TPV (R$bn)	97.4	93.5	90.7	7.4%	4.2%
MSMB	83.3	78.9	69.9	19.3%	5.6%
Key Accounts	14.1	14.6	20.9	(32.5%)	(3.5%)

Monthly Average TPV MSMB ('000)	9.2	9.5	11.8	(22.5%)	(3.3%)

Active Payments Client Base ('000)[2]	3,014.7	2,818.1	2,122.3	42.0%	7.0%
MSMB[2]	2,962.0	2,758.1	2,066.4	43.3%	7.4%
Key Accounts	62.6	67.6	61.2	2.2%	(7.4%)

Net Adds ('000)[2]	196.6	234.0	196.1	0.2%	(16.0%)
MSMB[2]	203.9	231.9	195.5	4.3%	(12.1%)
Key Accounts	(5.0)	2.6	1.0	n.m	n.m

Take Rate
MSMB	2.48%	2.39%	2.09%	0.38 p.p.	0.09 p.p.
Key Accounts	1.14%	1.15%	0.86%	0.28 p.p.	(0.00 p.p.)

Banking
MSMB Active Banking Client Base ('000)	1,672.0	1,253.0	526.1	217.8%	33.4%
Client Deposits (R$mn)	3,918.6	3,902.2	2,705.0	44.9%	0.4%
MSMB Banking ARPAC[3]	25.3	36.7	39.0	(35.1%)	(31.0%)

•	Financial Services segment Revenue reached R$2,551.2 million in 2Q23, a 32.0% increase year over year. Segment growth was driven by strong performance in our MSMB client segment, attributed mainly to (i) a 19.3% year over year TPV growth - in line with guidance and above overall industry of 5.2%, (ii) a higher take rate of 2.48% in 2Q23, up 38 basis points year over year, and (iii) a robust client base expansion of 43.3% year over year. The ongoing strength of our MSMB client segment continues to offset our strategic de-emphasis on Key Accounts.

•	Financial Services segment Adjusted EBT grew 646.5% year over year and 30.1% quarter over quarter to R$398.2 million in 2Q23. Adjusted EBT margin reached 15.6%, an improvement of 2.5 percentage points sequentially from 13.1% in 1Q23. This increase was driven by the compounding effect of strong segment revenue growth combined with the continued operating leverage within segment operations, including (i) reduced cost of services and other operating expenses, (ii) efficiency gains in administrative and selling expenses, and partially offset by higher financial expenses as a percentage of revenues quarter over quarter.

2 From 3Q22 onwards, does not include clients that use only TapTon.

3 ARPAC means average revenue per active client and considers our banking and insurance revenues divided by our active banking client base.

o	Consolidated TPV grew 7.4% year over year to R$97.4 billion in 2Q23, as a result of 19.3% growth in the MSMB segment and partially offset by a decrease of 32.5% in Key Accounts’ TPV.

o	Total Payments Active Client base reached 3.0 million[4] representing a total quarterly net addition of 196,600 active clients.

a.	MSMB (Micro and SMB clients)

o	MSMB Active Payment Clients grew 43.3% year over year. Net Adds was 203,900, increasing 4.3% year over year to reach 2,962,000[5] Active MSMB clients, with positive trends across all MSMB tiers in 2Q23. The net additions for the quarter were slightly lower than the 231,900 reported in the previous quarter, largely due to the conclusion of a specific marketing campaign in 1Q23.

o	MSMB TPV was R$83.3 billion, up 19.3% year over year and 3.7x above industry growth, driven primarily by the growth in our MSMB active payment client base. MSMB TPV was in-line with our guidance range of between R$83 to R$84 billion.

o	MSMB Average Monthly TPV per client decreased 22.5% year over year. Consistent with previous quarters, this decline is primarily due to the mix shift in the composition of our MSMB TPV, as a result of the rapid growth in the adoption of our Ton solution for micro-merchants, which have a lower average TPV compared to our SMB merchants, which predominantly use our Stone and Pagar.me solutions.

o	MSMB Take Rate was 2.48% in 2Q23, up from 2.39% in 1Q23, mainly explained by (i) higher monetization of clients, including the effect from the interchange cap regulation for prepaid and debit cards (effective as of April 2023), and (ii) stronger growth in micro and small clients, which have higher take rates. Year over year, MSMB take rate increased 38 bps explained by the same factors abovementioned for the sequential evolution, combined with (i) adjustments in our commercial policy and (ii) contribution from our banking solution, mainly floating and PIX revenues.

o	Banking solutions[6]

o	Banking client base has consistently increased, reaching almost 1.7 million, 217.8% higher year over year and 33.4% quarter over quarter, driven by (i) the strong increase in the number of Ton clients with our full banking solution, following the launch of our “Super Conta Ton” in 1Q23 and (ii) the continued activation of new banking accounts within our Stone payments client base.

o	Total deposits grew slightly to R$3,918.6 million in the quarter, despite an unusual negative impact of R$286.0 million (with no impact to P&L). This was associated with a shift in our chargeback and cancellation collection process for Ton, following client migration to Super Conta TON. Adjusting for this impact, overall deposits would have grown 7.8% sequentially, compared to 5.6% growth in MSMB TPV, illustrating the continued increase in client engagement within our banking solution.

4 From 3Q22 onwards, does not include clients that use only TapTon.

5 From 3Q22 onwards, does not include clients that use only TapTon.

6 Except for Total Accounts Balance, banking metrics do not include accounts from TON or Pagar.me (except for Ton clients that have the full banking solution "Super Conta Ton").

o	Banking ARPAC[7] (average revenue per active client) decreased 35.1% year over year and 31.0% quarter over quarter to reach R$25.3 per client per month. As explained in previous earnings announcements, the decrease in ARPAC reflects the mix effect of selling more banking into our Ton client base, with positive impacts to our number of accounts and overall banking revenues, despite lower average revenue per active client, as micro-merchants have naturally smaller revenue contribution.

o	Credit Solutions:

o	New Credit Product Disbursement - As of July 31, 2023, we disbursed a total of R$26.0 million of the new credit product to approximately 850 clients, with an outstanding balance of R$23.5 million at month-end.

b.	Key Accounts Clients

o	Key Accounts TPV of R$14.1 billion, 32.5% lower year over year and 3.5% lower quarter over quarter, in-line with our expectations as we continued to de-emphasize and offboard low margin sub-acquirer volumes.

o	Key Accounts take rate was 1.14% in 2Q23, relatively flat sequentially and 28 basis points higher than in 2Q22. The year over year variation is mainly driven by a positive mix shift within our Key Accounts portfolio due to the roll-off of lower margin clients and volumes, combined with higher prices and partially compensated by lower prepayment penetration in Key Account clients.

SOFTWARE PERFORMANCE HIGHLIGHTS

Table 4: Software Main Operating and Financial Metrics

Main Software Metrics (R$mn)	2Q23	1Q23	2Q22	Δ y/y %	Δ q/q %
Financial Metrics
Total Revenue and Income	382.9	358.2	350.7	9.2%	6.9%
Adjusted EBITDA	66.5	39.9	53.1	25.1%	66.7%
Adjusted EBITDA Margin	17.4%	11.1%	15.1%	2.2 p.p.	6.2 p.p.
Adjusted EBT	45.5	16.9	39.9	14.0%	169.6%

o	Software segment Revenue and Income grew 9.2% year over year in 2Q23 to R$382.9 million. This growth was driven by continued organic active store expansion in our Core POS and ERP business, mainly concentrated in the SMB segment. The main reasons for the deceleration in revenue growth in software compared with previous quarters were: (i) lower average inflation (e.g. average IGPM of -4.5% in 2Q23, compared with 1.9% in 1Q23 and 12.0% in 2Q22), which affects annual price adjustments in software and; (ii) weaker performance of transactional revenues within our digital business.

o	Software Segment Adjusted EBITDA reached R$66.5 million in 2Q23, up 25.1% year over year, with a margin of 17.4%. This compares with R$53.1 million and a margin of 15.1% in 2Q22, and R$39.9 million and 11.1% margin for 1Q23. The 6.2 percentage points margin growth over 1Q23 can be attributed to: (i) the higher revenue during the period, (ii) increased capitalization of R&D projects, and (iii) reduced share-based compensation expenses. These gains were partially offset by (iv) increased selling expenses from investments in the sales team and marketing, and (v) severance costs amounting to R$6.5 million, as the company reduced headcount in 2Q23 in line with our integration plans within StoneCo.

o	Software Segment Adjusted EBT was R$45.5 million in 2Q23, up 14.0% compared with 2Q22. Compared with 1Q23, Adjusted EBT increased 169.6% from R$16.9 million to R$45.5 million in 2Q23, with Adjusted EBT Margin increasing from 4.7% to 11.9%. The increase in Adjusted EBT quarter over quarter is a result of the combination of higher revenues and lower costs and expenses as explained above for Adjusted EBITDA.

o	Our Core[7] Software business revenue increased 10.8% year over year. This increase was mainly driven by a higher number of active stores, especially in smaller clients.

o	Our Digital[8] business revenue decreased -4.4% year over year mainly due to lower transactional revenues.

7 Comprises (i) our POS/ERP solutions across different retail and service verticals, which includes Linx and the portfolio of POS/ERP solutions in which we invested over time; (ii) our TEF and QR Code gateways; (iii) our reconciliation solution, and (iv) CRM.

8 Comprises (i) our omnichannel platform (OMS); (ii) our e-commerce platform (Linx Commerce), (iii) engagement tools (Linx Impulse and mlabs); (iv) our ads solution and (v) marketplace hub.

RECENT DEVELOPMENTS

Management and board changes

On May 26, the Company issued a press release announcing the appointment of Mateus Scherer Schwening to the role of Chief Financial Officer effective as of July 1st, 2023, a position previously held by interim CFO Silvio Morais. The Company also announced the retirement of President Augusto Lins from full-time responsibilities, transitioning to a part-time senior advisory role.

In addition, the Board of Directors’ Finance & Risk committee was split into two separate committees. Silvio Morais has returned to his role on the Board of Directors and now leads the Finance committee, which also includes Thiago Piau, and Diego Fresco. The Risk committee is comprised of Patricia Schindler as Head of the committee, Luciana Aguiar, and Conrado Engel.

Furthermore, on June 23, the Company announced changes in Investor Relations, with Rafael Martins Pereira, VP of Finance and Investor Relations Officer, departing from the Company effective July 31, 2023. Mateus Scherer, who was recently appointed CFO, has also assumed the role of Investor Relations Officer.

OUTLOOK FOR 3Q23

The outlook below constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond StoneCo´s control. Please see “Forward-looking Statements” below. In view of these factors, we expect the following:

•	Total Revenue and Income is expected to be above R$3,075 million in 3Q23, or a year over year growth of above 22.6%.

•	Adjusted EBT (not adjusting for share-based compensation expenses) is expected to be above R$470 million in 3Q23, compared with R$447.0 million in 2Q23.

•	MSMB TPV is expected to be between R$87 billion and R$88 billion in 3Q23 (up 16.4% to 17.8% year over year).

Income Statement

Table 5: Statement of Profit or Loss (IFRS, as Reported)

Statement of Profit or Loss (R$mn)	2Q23	% Rev.	2Q22	% Rev.	Δ %	1H23	% Rev.	1H22	% Rev.	Δ %
Net revenue from transaction activities and other services	840.1	28.4%	606.9	26.3%	38.4%	1,573.1	27.8%	1,161.8	26.6%	35.4%
Net revenue from subscription services and equipment rental	457.3	15.5%	437.8	19.0%	4.5%	902.5	15.9%	870.0	19.9%	3.7%
Financial income	1,462.6	49.5%	1,105.0	48.0%	32.4%	2,837.6	50.1%	2,054.7	47.0%	38.1%
Other financial income	194.8	6.6%	154.4	6.7%	26.1%	353.2	6.2%	287.9	6.6%	22.7%
Total revenue and income	2,954.8	100.0%	2,304.1	100.0%	28.2%	5,666.4	100.0%	4,374.4	100.0%	29.5%
Cost of services	(685.3)	(23.2%)	(626.2)	(27.2%)	9.4%	(1,406.6)	(24.8%)	(1,300.5)	(29.7%)	8.2%
Administrative expenses	(303.9)	(10.3%)	(272.0)	(11.8%)	11.7%	(601.9)	(10.6%)	(510.3)	(11.7%)	18.0%
Selling expenses	(411.9)	(13.9%)	(335.9)	(14.6%)	22.6%	(801.8)	(14.2%)	(719.7)	(16.5%)	11.4%
Financial expenses, net	(1,073.8)	(36.3%)	(954.7)	(41.4%)	12.5%	(1,997.5)	(35.3%)	(1,663.0)	(38.0%)	20.1%
Mark-to-market on equity securities designated at FVPL	0.0	0.0%	(527.1)	(22.9%)	(100.0%)	30.6	0.5%	(850.1)	(19.4%)	n.m
Other income (expenses), net	(56.7)	(1.9%)	(70.3)	(3.1%)	(19.3%)	(158.3)	(2.8%)	(102.1)	(2.3%)	54.9%
Loss on investment in associates	(0.8)	(0.0%)	(1.3)	(0.1%)	(37.6%)	(1.8)	(0.0%)	(2.0)	(0.0%)	(7.6%)
Profit before income taxes	422.3	14.3%	(483.4)	(21.0%)	n.m	729.1	12.9%	(773.2)	(17.7%)	n.m
Income tax and social contribution	(115.1)	(3.9%)	(5.9)	(0.3%)	1863.9%	(196.2)	(3.5%)	(29.1)	(0.7%)	575.3%
Net income for the period	307.2	10.4%	(489.3)	(21.2%)	n.m	532.9	9.4%	(802.3)	(18.3%)	n.m

Table 6: Statement of Profit or Loss (Adjusted9)

From 1Q23 onwards, we stopped adjusting share-based compensation expenses in our adjusted results. Those changes may affect the comparability of our adjusted results between different quarters. For that reason, we have included below our historical numbers on a comparable basis, not adjusting for share-based compensation expenses, according to our current adjustment criteria.

Adjusted Statement of Profit or Loss (R$mn)	2Q23	% Rev.	2Q22	% Rev.	Δ %	1H23	% Rev.	1H22	% Rev.	Δ %
Net revenue from transaction activities and other services	840.1	28.4%	606.9	26.3%	38.4%	1,573.1	27.8%	1,161.8	26.6%	35.4%
Net revenue from subscription services and equipment rental	457.3	15.5%	437.8	19.0%	4.5%	902.5	15.9%	870.0	19.9%	3.7%
Financial income	1,462.6	49.5%	1,105.0	48.0%	32.4%	2,837.6	50.1%	2,054.7	47.0%	38.1%
Other financial income	194.8	6.6%	154.4	6.7%	26.1%	353.2	6.2%	287.9	6.6%	22.7%
Total revenue and income	2,954.8	100.0%	2,304.1	100.0%	28.2%	5,666.4	100.0%	4,374.4	100.0%	29.5%
Cost of services	(685.3)	(23.2%)	(626.2)	(27.2%)	9.4%	(1,406.6)	(24.8%)	(1,300.5)	(29.7%)	8.2%
Administrative expenses	(269.1)	(9.1%)	(231.6)	(10.1%)	16.2%	(531.6)	(9.4%)	(446.4)	(10.2%)	19.1%
Selling expenses	(411.9)	(13.9%)	(335.9)	(14.6%)	22.6%	(801.8)	(14.2%)	(719.7)	(16.5%)	11.4%
Financial expenses, net	(1,059.7)	(35.9%)	(945.6)	(41.0%)	12.1%	(1,968.5)	(34.7%)	(1,647.7)	(37.7%)	19.5%
Other income (expenses), net	(81.0)	(2.7%)	(87.6)	(3.8%)	(7.6%)	(185.1)	(3.3%)	(113.4)	(2.6%)	63.1%
Loss on investment in associates	(0.8)	(0.0%)	(1.3)	(0.1%)	(37.6%)	(1.8)	(0.0%)	(2.0)	(0.0%)	(7.6%)
Adj. Profit before income taxes	447.0	15.1%	75.8	3.3%	489.3%	771.0	13.6%	144.7	3.3%	433.0%
Income tax and social contribution	(125.0)	(4.2%)	(20.0)	(0.9%)	524.0%	(212.4)	(3.7%)	(46.3)	(1.1%)	358.9%
Adjusted Net Income	322.0	10.9%	55.8	2.4%	476.9%	558.6	9.9%	98.4	2.2%	467.8%

9] Our adjusted P&L includes the same adjustments made for our Adjusted Net Income but broken down into each P&L line. The purpose of showing it is to make it easier to understand the underlying evolution of our Costs & Expenses, disregarding some non-recurring events associated with each line item.

Total Revenue and Income

Net Revenue from Transaction Activities and Other Services

Net Revenue from Transaction Activities and Other Services was R$840.1 million in 2Q23, an increase of 38.4% compared with 2Q22. This increase was mostly due to (i) 7.4% year over year consolidated TPV growth; (ii) higher net MDRs as a result of our commercial policy adjustment efforts and changes in the regulation of interchange cap for debit and prepaid cards; (iii) revenue streams from other solutions, mainly PIX; and (iv) higher revenue from membership fees. The latter contributed R$78.7 million to our transaction activities and other services revenue in the quarter, compared with R$57.5 million in 2Q22. Revenues from TAG, our registry business, contributed R$27.9 million to our transaction activities and other services revenue in the quarter, compared with R$41.6 million in 2Q22.

Net Revenue from Subscription Services and Equipment Rental

Net Revenue from Subscription Services and Equipment Rental was R$457.3 million in 2Q23, 4.5% higher than 2Q22 due to a higher software revenue from our Core POS and ERP business.

Financial Income

Financial Income in 2Q23 was R$1,462.6 million, an increase of 32.4% year over year, mostly due to (i) higher prepaid volumes, (ii) continued adjustments in our commercial policy amid changes in CDI on a year over year basis; and (iii) floating revenue from our banking solution.

Other Financial Income

Other Financial Income was R$194.8 million in 2Q23 compared with R$154.4 million in 2Q22 mainly due to higher yield on cash & equivalents which was mostly a result of the higher base rate in Brazil year over year, and a higher average cash balance in the period. On a quarter over quarter basis, Other Financial Income increased 23.0% explained mostly by a higher average cash balance and a more efficient yield on our cash & equivalents.

Costs and Expenses

Cost of Services

Cost of Services were R$685.3 million in 2Q23, a 9.4% increase year over year. This increase was primarily due to (i) higher D&A costs as we continue to expand our client base; (ii) increased expenses for datacenter, cloud services and operational software, and (iii) investments in technology and logistics. These costs were partially offset by higher capitalization of R&D projects in the quarter, which includes an unusual positive effect of R$21.0 million in 2Q23 related to the reassessment of some projects. As a percentage of revenues, Cost of Services reduced from 27.2% in 2Q22 to 23.2 % in 2Q23.

Compared with 1Q23, Cost of Services decreased by 5.0%, primarily due to (i) higher capitalization of R&D projects, as previously mentioned and (ii) changes in the allocation of variable compensation between our costs and expenses lines, which reduced allocation to Cost of Services. These factors were partially offset by higher D&A as we continue to grow our client base. As a percentage of revenues, Cost of Services decreased sequentially from 26.6% to 23.2%, largely due to the aforementioned factors, along with efficiency gains in our business, including reduced unit costs for logistics and customer support.

Administrative Expenses

Administrative Expenses reached R$303.9 million, an 11.7% increase year over year. This increase was primarily attributable to higher personnel expenses, including an increase in provisions for variable compensation due to changes in the allocation between our costs and expenses lines, which led to a higher allocation to Administrative Expenses. Partially offsetting these factors were (i) decreased costs from third-party services and travel within our Financial Services segment, and (ii) a reduction in the amortization of fair value adjustments tied to acquisitions. Measured against Total Revenue and Income, Administrative Expenses fell from 11.8% in 2Q22 to 10.3% in 2Q23.

Administrative Expenses in 2Q23 were 2.0% higher than in 1Q23, primarily due to similar factors as those described for the year over year variation. However, the amortization of fair value adjustments related to acquisitions remained relatively stable quarter over quarter. As a percentage of total revenues, Administrative Expenses decreased from 11.0% in 1Q23 to 10.3% in 2Q23.

Administrative Expenses in 2Q23 include R$34.8 million of expenses that are adjusted in our Adjusted Income Statement, related to amortization of fair value adjustments on acquisitions, mostly related to the Linx and other software companies’ acquisitions (see table 13 in Appendix for the Adjustments by P&L line). Adjusting for those effects, Administrative Expenses were R$231.6 million in 2Q22, R$262.5 million in 1Q23 and R$269.1 million in 2Q23. As a percentage of Total Revenue and Income, Administrative Expenses were 10.1% in 2Q22, 9.7% in 1Q23 and 9.1% in 2Q23. Both on a year over year basis and on a quarter over quarter basis, the decrease in Administrative Expenses as a percentage of revenues is a result of operating leverage in our operation, with efficiency gains in some administrative functions.

Selling Expenses

Selling Expenses were R$411.9 million in the quarter, up 22.6% year over year. This increase was primarily due to (i) higher investments in our distribution channels, including increased expenses for partner commissions and salespeople, and was partially offset by (ii) lower marketing expenses during the period and (iii) changes in the allocation of variable compensation between our costs and expenses lines, which reduced the allocation to Selling Expenses year over year. As a percentage of revenues, Selling Expenses decreased from 14.6% in 2Q22 to 13.9% in 2Q23.

Compared with 1Q23, Selling Expenses increased by 5.6%, primarily due to the expansion of our distribution channels and changes in the allocation of variable compensation across our costs and expenses lines. This was partially offset by reduced investments in marketing. As a percentage of revenues, Selling Expenses saw a sequential decrease from 14.4% in 1Q23 to 13.9% in 2Q23.

Financial Expenses, Net

Financial Expenses, Net were R$1,073.8 million in 2Q23, a 12.5% increase compared with 2Q22.

This increase can be primarily attributed to higher prepaid volumes and an uptick in the country's interest rate during the period, which saw an increase from an average of 12.38% in 2Q22 to 13.65% in 2Q23.

Compared with the previous quarter, Financial Expenses, Net were 16.3% higher in 2Q23. This was predominantly due to an increase in prepaid volumes, and also our strategic decision to maintain a larger average cash position during this period as a conservative measure.

Financial Expenses include R$14.2 million of expenses that are adjusted in our Adjusted Income Statement related to effects from (i) earn out interests on business combinations and (ii) financial expenses from fair value adjustments on acquisitions (see table 13 in Appendix for the Adjustments by P&L line).

Adjusting for those effects, Financial Expenses, net were R$945.6 million in 2Q22, R$908.9 million in 1Q23 and R$1,059.7 million in 2Q23 or 41.0%, 33.5% and 35.9% as a percentage of Total Revenue and Income, respectively. Such year over year and quarter over quarter variations are explained by the same reasons mentioned above for the accounting numbers.

Mark-to-market on equity securities designated at FVPL

In 1Q23, we divested our stake in Banco Inter. As a result, from 2Q23 onwards, our profit & loss statement no longer includes mark-to-market gains or losses associated with this investment. This compares with a R$30.6 million gain in 1Q23 and a R$527.1 million loss in 2Q22.

Mark-to-market on equity securities designated at FVPL is fully adjusted in our Adjusted Income Statement (see table 13 in Appendix for the Adjustments by P&L line).

Other Income (Expenses), Net

Other Expenses, Net were R$56.7 million in 2Q23, representing a decrease of R$13.6 million year over year. This decline was primarily due to (i) the reversion of earnout provisions, and (ii) the reversion of the write-off of a non-core asset due to resumption of use. These reductions were partially offset by (iii) higher expenses with fair value adjustments related to call options in acquired entities.

Compared with 1Q23, Other Expenses, net were 44.1% lower. This decrease can mostly be attributed to (i) a positive effect of R$19.6 million in our share-based compensation expenses mainly as a result of lower tax provisions, (ii) reversal of earnout provisions, (iii) the reversion of the write-off of a non-core asset due to resumption of use and (iv) reduced expenses with fair value adjustments related to call options in acquired entities. These reductions were partly counteracted by higher civil contingency costs.

Other Expenses, net include R$24.2 million gains that are excluded in our Adjusted Income Statement, including call options related to acquisitions, earn-out interests, loss of control of subsidiary and reversal of litigation of Linx (see table 13 in Appendix for the Adjustments by P&L line). Until 4Q22, we used to also adjust our numbers for share-based compensation expenses related to the one-time IPO grant and non-recurring long term incentive plans, which we stopped doing from 1Q23 onwards. For comparability purposes, based on adjustments criteria adopted from 1Q23 onwards, in which we do not adjust our results for share-based compensation expenses, and adjusting for the factors above, Other Expenses, net, were R$87.6 million in 2Q22, R$104.1 million in 1Q23 and R$81.0 million in 2Q23 or 3.8%, 3.8% and 2.7% as a percentage of Total Revenue and Income, respectively. The year over year variation is mostly explained by item (ii) from the accounting explanation above and the quarter over quarter variation is mostly explained by items (i) and (iii) from its respective accounting explanation.

Income Tax and Social Contribution

During 2Q23, the Company recognized income tax and social contribution expenses of R$115.1 million over a profit before income taxes of R$422.3 million, implying an effective tax rate of 27.2%. The difference to the statutory rate is mainly explained by gains from entities not subject to the payment of income taxes.

The Income Tax and Social Contribution in our Adjusted Income Statement includes an additional R$10.0 million relating to taxes from the adjusted items (see table 13 in Appendix for the Adjustments by P&L line). Adjusting for those effects our Income Tax and Social Contribution was R$125.0 million with an effective tax rate in 2Q23 of 28.0%, higher than the statutory rate mostly as a result of gains from entities not subject to the payment of income taxes.

EBITDA

Adjusted EBITDA was R$1,498.8 million in the quarter, compared with R$1,026.5 million in 2Q22. This higher figure is mainly explained by higher Total Revenue and Income, excluding Other Financial Income, which was mainly due to the growth of our operations and adjustments in our commercial policy throughout 2022. Adjusted EBITDA Margin was 50.7% in the quarter, compared with 44.5% in 2Q22 and 46.1% in 1Q23. The sequential improvement in Adjusted EBITDA margin in 2Q23 compared with 1Q23 was mainly due to our consolidated revenue growth and realization of operating leverage in our costs and expenses lines, with lower cost of services and other operating expenses.

Table 7: Adjusted EBITDA Reconciliation

EBITDA Bridge (R$mn)	2Q23	% Rev.	2Q22	% Rev.	Δ %	1H23	% Rev.	1H22	% Rev.	Δ %
Profit (Loss) before income taxes	422.3	14.3%	(483.4)	(21.0%)	n.m	729.1	12.9%	(773.2)	(17.7%)	n.m
(+) Financial expenses, net	1,073.8	36.3%	954.7	41.4%	12.5%	1,997.5	35.3%	1,663.0	38.0%	20.1%
(-) Other financial income	(194.8)	(6.6%)	(154.4)	(6.7%)	26.1%	(353.2)	(6.2%)	(287.9)	(6.6%)	22.7%
(+) Depreciation and amortization	221.7	7.5%	196.9	8.5%	12.6%	434.2	7.7%	381.7	8.7%	13.7%
EBITDA	1,523.0	51.5%	513.8	22.3%	196.4%	2,807.5	49.5%	983.6	22.5%	185.4%
(+) Mark-to-market related to the investment in Banco Inter	0.0	0.0%	527.1	22.9%	(100.0%)	(30.6)	(0.5%)	850.1	19.4%	n.m
(+) Other Expenses (a)	(24.2)	(0.8%)	(14.4)	(0.6%)	68.7%	(26.8)	(0.5%)	(3.6)	(0.1%)	644.3%
Adjusted EBITDA	1,498.8	50.7%	1,026.5	44.5%	46.0%	2,750.2	48.5%	1,830.1	41.8%	50.3%

(a)	Consists of the fair value adjustment related to associates call option, earn-out and earn-out interests related to acquisitions, loss of control of subsidiaries and reversal of litigation at Linx.

EBITDA was R$1,523.0 million in the quarter, higher than R$513.8 million in the prior year period, mostly as a result of (i) the increase in Total Revenue and income, excluding Other Financial Income and (ii) no effect from mark-to market from the investment in Banco Inter in 2Q23 as we sold the totality of our stake in 1Q23, compared with a negative effect of R$527.1 million in 2Q22. These effects were partially offset by higher selling expenses, administrative expenses and cost of services, excluding D&A.

Net Income (Loss) and EPS

Adjusted Net Income was R$322.0 million in 2Q23 with a margin of 10.9%, compared with R$55.8 million of Adjusted Net Income reported in 2Q22 and a margin of 2.4% on a comparable basis (not adjusting for share based compensation expenses). This increase in Adjusted Net Income can primarily be attributed to (i) a 39.5% year over year growth in total revenue and income net of financial expenses, in conjunction with (ii) operating leverage in cost of services (up +9.4% year over year), selling expenses (up +22.6% year over year), administrative expenses (up +16.2% year over year), and other operating expenses (down 7.6% year over year).

Adjusted Net Income was up 36.1% quarter over quarter, with Adjusted Net Margin improving sequentially from 8.7% to 10.9%. This improvement is primarily due to higher total revenue and income, as well as improvements in our cost and expenses lines, with lower cost of services and other operating expenses. In addition, we saw efficiency gains in administrative and selling expenses.

Net Income in 2Q23 was R$307.2 million, compared with a Net Loss of R$489.3 million in 2Q22, mostly as a result of mark-to-market effects from the investment in Banco Inter, which represented a loss of R$527.1 million in 2Q22 compared with zero for 2Q23, as well as the same factors explained above for the variation in Adjusted Net Income.

On a comparable basis (not adjusting for share based compensation expenses), Adjusted diluted EPS was R$0.94 per share in 2Q23, compared with R$0.18 per share in 2Q22, and R$0.73 per share in 1Q23, mostly explained by the higher Adjusted Net Income.

IFRS basic EPS was R$0.98 per share in 2Q23, compared with a negative R$1.56 in the prior-year period. This difference was mainly due to the higher Net Income, with no impact from mark-to-market from Banco Inter in 2Q23 compared with a negative impact of R$527.1 million in 2Q22.

Table 8: Adjusted Net Income Reconciliation

From 1Q23 onwards, we stopped adjusting share-based compensation expenses in our adjusted results. Those changes may affect the comparability of our adjusted results between different quarters. For that reason, we have included below our historical numbers on a comparable basis, not adjusting for share-based compensation expenses, according to our current adjustment criteria.

Net Income Bridge (R$mn)	2Q23	% Rev.	2Q22	% Rev.	Δ %	1H23	% Rev.	1H22	% Rev.	Δ %
Net income for the period	307.2	10.4%	(489.3)	(21.2%)	n.m	532.9	9.4%	(802.3)	(18.3%)	n.m
Amortization of fair value adjustment (a)	35.7	1.2%	46.5	2.0%	(23.2%)	69.4	1.2%	71.4	1.6%	(2.9%)
Mark-to-market from the investment in Banco Inter (b)	0.0	0.0%	527.1	22.9%	(100.0%)	(30.6)	(0.5%)	850.1	19.4%	n.m
Other expenses (c)	(11.0)	(0.4%)	(14.4)	(0.6%)	(23.6%)	3.1	0.1%	(3.6)	(0.1%)	n.m
Tax effect on adjustments	(10.0)	(0.3%)	(14.2)	(0.6%)	(29.8%)	(16.3)	(0.3%)	(17.2)	(0.4%)	(5.8%)
Adjusted net income (as reported)	322.0	10.9%	55.8	2.4%	476.9%	558.6	(0.3%)	98.4	(0.4%)	467.8%

IFRS basic EPS (d)	0.98	n.a.	(1.56)	n.a.	n.m	1.70	n.a.	(2.57)	n.a.	n.m
Adjusted diluted EPS (as reported) (e)	0.94	n.a.	0.18	n.a.	408.3%	164	n.a.	0.32	n.a.	411.1%
Basic Number of shares	313.1	n.a.	312.2	n.a.	0.3%	312.9	n.a.	311.2	n.a.	0.5%
Diluted Number of shares	340.9	n.a.	312.2	n.a.	9.2%	339.6	n.a.	311.2	n.a.	9.1%

(a) Related to acquisitions. Consists of expenses resulting from the changes of the fair value adjustments as a result of the application of the acquisition method.

(b) In 1Q23, we have sold our stake in Banco Inter.

(c) Consists of the fair value adjustment related to associates call option, earn-out and earn-out interests related to acquisitions, loss of control of subsidiaries and reversal of litigation of Linx.

(d) Calculated as Net income attributable to owners of the parent (Net Income reduced by Net Income attributable to Non-Controlling interest) divided by basic number of shares. For more details on calculation, please refer to Note 13 of our Consolidated Financial Statements, June 30, 2023.

(e) Calculated as Adjusted Net income attributable to owners of the parent (Adjusted Net Income reduced by Adjusted Net Income attributable to Non-Controlling interest) divided by diluted number of shares.

Adjusted Net Cash

Our Adjusted Net Cash, a non-IFRS metric, consists of the items detailed in Table 9 below:

Table 9: Adjusted Net Cash

Adjusted Net Cash (R$mn)	2Q23	1Q23	4Q22
Cash and cash equivalents	2,202.7	1,855.6	1,512.6
Short-term investments	3,493.4	3,257.3	3,453.8
Accounts receivable from card issuers	18,573.4	18,940.0	20,748.9
Financial assets from banking solution	4,099.3	4,026.5	3,960.9
Derivative financial instrument (a)	7.6	13.1	12.4
Adjusted Cash	28,376.5	28,092.5	29,688.5

Deposits from banking customers (b)	(3,918.6)	(3,902.2)	(4,023.7)
Accounts payable to clients	(15,555.8)	(15,568.6)	(16,614.5)
Loans and financing (c)	(3,916.5)	(3,756.5)	(4,375.7)
Obligations to FIDC quota holders	(318.0)	(634.7)	(975.2)
Derivative financial instrument (a)	(340.2)	(241.8)	(209.7)
Adjusted Debt	(24,049.2)	(24,103.6)	(26,198.9)

Adjusted Net Cash	4,327.2	3,988.8	3,489.6

(a)	Refers to economic hedge.

(b)	Includes deposits from banking customers and values transferred by our banking clients to third parties but not yet settled.

(c)	Loans and financing were reduced by the effects of leases liabilities recognized under IFRS 16.

Accounts Receivable from Card Issuers are accounted for at their fair value in our balance sheet.

As of June 30, 2023, the Company’s Adjusted Net Cash was R$4,327.2 million, R$338.4 million higher compared with 1Q23, mostly explained by:

i.	R$647.0 million of cash net income, which is our net income plus non-cash income and expenses as reported in our statement of cash flows;

ii.	R$67.3 million from labor and social security liabilities;

iii.	-R$332.2 million of capex;

iv.	-R$28.7 million from M&A;

v.	-R$14.9 million from other effects.

Capital expenditures in property and equipment for 2Q23 saw a 42.4% reduction quarter over quarter. This decrease was anticipated due to a significant marketing campaign we launched on 1Q23 on the reality TV show Big Brother Brazil (BBB), which we knew would positively increase net additions in the MSMB segment.

Cash Flow

Our cash flow in the quarter was explained by:

•	Net cash provided by operating activities was R$832.5 million in 2Q23, explained by R$647.0 million of Net Income after non-cash adjustments and R$185.5 million from working capital variation. Working capital is composed of (i) R$396.6 million of changes related to accounts receivable from card issuers, accounts payable to clients and interest income received, net of costs; (ii) R$322.6 million from payment of interest and taxes; (iii) R$96.8 million from the following working capital changes: labor and social security liabilities (R$67.3 million), prepaid expenses (R$19.8 million) and receivables from related parties (R$ 9.7 million) and (iv) R$14.8 million of other working capital changes.

•	Net cash used in investing activities was R$508.1 million in 2Q23, explained by (i) R$332.2 million capex, of which R$196.2 million related to property and equipment and R$136.0 million related to purchases and development of intangible assets; (ii) R$147.2 million from acquisition of short-term investments and (iii) R$28.7 million from acquisition of interest in associates.

•	Net cash provided by financing activities was R$15.4 million, explained by (i) R$16.2 million net proceeds from borrowings, mostly related to the issuance of new CCBs (“Cédula de Crédito Bancário”), which more than offset the partial amortization of FIDC AR III and maturing CCBs and (ii) R$0.8 million cash outflow from capital events related to non-controlling interests.

Other Information

Conference Call

Stone will discuss its 2Q23 financial results during a teleconference today, August 16, 2023, at 5:00 PM ET / 6:00 PM BRT. The conference call can be accessed at +1 (412) 317 6346 or +1 (844) 204 8586 (US), or +55 (11) 3181 8565 (Brazil), or +44 (20) 3795 9972 (UK).

The call will also be broadcast simultaneously on Stone’s Investor Relations website at https://investors.stone.co/. Following the completion of the call, a recorded replay of the webcast will be available on Stone’s Investor Relations website at https://investors.stone.co/.

About Stone Co.

Stone Co. is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Investor Contact

Investor Relations
investors@stone.co

Consolidated Statement of Profit or Loss

Table 10: Consolidated Statement of Profit or Loss

Statement of Profit or Loss (R$mn)	2Q23	2Q22	1H23	1H22
Net revenue from transaction activities and other services	840.1	606.9	1,573.1	1,161.8
Net revenue from subscription services and equipment rental	457.3	437.8	902.5	870.0
Financial income	1,462.6	1,105.0	2,837.6	2,054.7
Other financial income	194.8	154.4	353.2	287.9
Total revenue and income	2,954.8	2,304.1	5,666.4	4,374.4
Cost of services	(685.3)	(626.2)	(1,406.6)	(1,300.5)
Administrative expenses	(303.9)	(272.0)	(601.9)	(510.3)
Selling expenses	(411.9)	(335.9)	(801.8)	(719.7)
Financial expenses, net	(1,073.8)	(954.7)	(1,997.5)	(1,663.0)
Mark-to-market on equity securities designated at FVPL	0.0	(527.1)	30.6	(850.1)
Other income (expenses), net	(56.7)	(70.3)	(158.3)	(102.1)
Loss on investment in associates	(0.8)	(1.3)	(1.8)	(2.0)
Profit before income taxes	422.3	(483.4)	729.1	(773.2)
Income tax and social contribution	(115.1)	(5.9)	(196.2)	(29.1)
Net income for the period	307.2	(489.3)	532.9	(802.3)

Consolidated Balance Sheet Statement

Table 11: Consolidated Balance Sheet Statement

Balance Sheet (R$mn)	30-Jun-23	31-Dec-22
Assets
Current assets	29,390.1	30,659.2
Cash and cash equivalents	2,202.7	1,512.6
Short-term investments	3,493.4	3,453.8
Financial assets from banking solution	4,099.3	3,960.9
Accounts receivable from card issuers	18,503.1	20,694.5
Trade accounts receivable	440.9	484.7
Recoverable taxes	220.1	151.0
Prepaid expenses	126.8	129.3
Derivative financial instruments	22.0	36.4
Other assets	281.8	236.1

Non-current assets	11,360.6	11,586.2
Trade accounts receivable	33.2	37.3
Accounts receivable from card issuers	70.3	54.3
Receivables from related parties	12.0	10.1
Deferred tax assets	558.1	680.0
Prepaid expenses	57.3	101.4
Other assets	91.8	105.1
Long-term investments	33.1	214.8
Investment in associates	107.2	109.8
Property and equipment	1,700.4	1,641.2
Intangible assets	8,697.2	8,632.3

Total Assets	40,750.7	42,245.4

Liabilities and equity
Current liabilities	23,107.2	25,174.1
Deposits from banking customers	3,918.6	4,023.7
Accounts payable to clients	15,530.2	16,578.7
Trade accounts payable	423.4	596.0
Loans and financing	1,591.3	1,847.4
Obligations to FIDC quota holders	318.0	975.2
Labor and social security liabilities	468.0	468.6
Taxes payable	382.8	329.1
Derivative financial instruments	340.2	209.7
Other liabilities	134.6	145.6

Non-current liabilities	3,889.6	4,121.3
Accounts payable to clients	25.6	35.8
Loans and financing	2,527.5	2,728.5
Obligations to FIDC quota holders	0.0	0.0
Deferred tax liabilities	504.9	500.2
Provision for contingencies	212.5	210.4
Labor and social security liabilities	14.1	35.8
Other liabilities	604.9	610.6

Total liabilities	26,996.8	29,295.4

Equity attributable to owners of the parent	13,697.9	12,893.9
Issued capital	0.1	0.1
Capital reserve	13,888.8	13,818.8
Treasury shares	(15.8)	(69.1)
Other comprehensive income	(283.9)	(432.7)
Retained earnings	108.8	(423.2)

Non-controlling interests	56.0	56.1

Total equity	13,753.9	12,950.0

Total liabilities and equity	40,750.7	42,245.4

Consolidated Statement of Cash Flows

Table 12: Consolidated Statement of Cash Flows

Cash Flow (R$mn)	2Q23	2Q22	1H23	1H22
Net income (loss) for the period	307.2	(489.3)	532.9	(802.3)

Adjustments on Net Income:
Depreciation and amortization	221.7	196.9	434.2	381.7
Deferred income tax and social contribution	40.9	(78.7)	78.4	(123.3)
Loss on investment in associates	0.8	1.3	1.8	2.0
Interest, monetary and exchange variations, net	(44.3)	(113.0)	(175.8)	(221.5)
Provision for contingencies	5.1	1.6	5.1	1.6
Share-based payments expense	50.4	49.8	120.5	77.0
Allowance for expected credit losses	21.6	29.0	32.5	51.4
Loss on disposal of property, equipment and intangible assets	30.1	28.5	45.1	24.0
Effect of applying hyperinflation	(0.0)	0.4	1.2	1.5
Loss on sale of subsidiary	1.2	0.0	1.2	0.0
Fair value adjustment in financial instruments at FVPL	8.2	666.9	94.0	1,137.2
Fair value adjustment in derivatives	4.0	(7.1)	8.6	64.9

Working capital adjustments:
Accounts receivable from card issuers	1,284.8	1,382.6	3,900.8	2,639.8
Receivables from related parties	9.7	2.5	11.6	6.3
Recoverable taxes	(9.4)	(24.3)	(60.1)	(37.2)
Prepaid expenses	19.8	45.4	46.6	114.1
Trade accounts receivable, banking solutions and other assets	7.9	147.1	(10.5)	465.1
Accounts payable to clients	(1,427.1)	(1,479.3)	(3,794.5)	(3,138.4)
Taxes payable	18.5	90.6	92.6	184.0
Labor and social security liabilities	67.3	14.7	(7.6)	92.9
Provision for contingencies	1.1	1.9	(16.9)	(2.9)
Trade Accounts Payable and Other Liabilities	(3.3)	6.7	(2.1)	16.2
Interest paid	(303.7)	(143.4)	(437.1)	(252.2)
Interest income received, net of costs	538.9	425.8	1,145.7	914.6
Income tax paid	(18.9)	(42.0)	(47.3)	(86.6)

Net cash provided by (used in) operating activity	832.5	714.6	2,000.9	1,509.8

Investing activities
Purchases of property and equipment	(196.2)	(168.8)	(536.5)	(305.6)
Purchases and development of intangible assets	(136.0)	(48.0)	(212.1)	(153.1)
Acquisition of subsidiary, net of cash acquired	0.0	(20.5)	0.0	(62.4)
Proceeds from (acquisition of) short-term investments, net	(147.2)	75.7	106.3	(404.9)
Acquisition of equity securities	0.0	(15.0)	0.0	(15.0)
Disposal of short and long-term investments - equity securities	0.0	180.6	218.1	180.6
Proceeds from the disposal of non-current assets	0.0	0.2	0.2	20.6
Acquisition of interest in associates	(28.7)	(14.5)	(32.6)	(21.6)

Net cash used in investing activities	(508.1)	(10.3)	(456.4)	(761.4)

Financing activities
Proceeds from borrowings	1,748.2	1,250.0	2,798.2	2,750.0
Payment of borrowings	(1,400.6)	(2,028.8)	(2,981.2)	(3,598.6)
Payment to FIDC quota holders	(312.5)	(312.5)	(645.0)	(625.0)
Payment of leases	(18.9)	(19.3)	(40.8)	(45.4)
Repurchase of own shares	0.0	53.4	0.0	53.4
Sale of own shares	0.0	(53.4)	0.0	0.0
Acquisition of non-controlling interests	(0.3)	(0.4)	(1.2)	(0.7)
Dividends paid to non-controlling interests	(0.5)	(0.1)	(1.9)	(0.9)

Net cash provided by (used in) financing activities	15.4	(1,111.1)	(871.8)	(1,467.2)

Effect of foreign exchange on cash and cash equivalents	7.3	24.1	17.5	10.0

Change in cash and cash equivalents	347.1	(382.8)	690.1	(708.8)

Cash and cash equivalents at beginning of period	1,855.6	4,169.6	1,512.6	4,495.6
Cash and cash equivalents at end of period	2,202.7	3,786.8	2,202.7	3,786.8

Adjustments to Net Income by P&L Line

Table 13: Adjustments to Net Income by P&L Line

Adjustments to Net Income by P&L line (R$mn)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23
Cost of services	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Administrative expenses	9.3	9.7	166.0	(16.4)	23.5	40.4	32.1	30.6	35.6	34.8
Selling expenses	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Financial expenses, net	4.2	4.2	2.4	11.4	6.1	9.1	8.0	8.1	14.8	14.2
Mark-to-market on equity securities designated at FVPL	0.0	(841.2)	1,341.2	764.2	323.0	527.1	(111.5)	114.5	(30.6)	0.0
Other operating income (expense), net	3.5	(4.5)	1.2	0.6	6.0	(17.3)	(8.9)	(17.1)	(2.6)	(24.2)
Gain (loss) on investment in associates	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Profit before income taxes	16.9	(831.7)	1,510.8	759.8	358.7	559.3	(80.2)	136.1	17.2	24.7
Income tax and social contribution	(1.9)	119.3	(163.9)	8.1	(3.1)	(14.2)	(8.5)	(11.1)	(6.3)	(10.0)
Net income for the period	15.0	(712.4)	1,346.9	767.9	355.6	545.1	(88.7)	125.0	10.9	14.8

Table 14: Adjusted EBT and Adjusted Net Income with and without share-based compensation adjustments

Following the partial sale of our stake in Banco Inter, from 2Q22 onwards we no longer adjust the financial expenses related to our bond in our adjusted numbers. In addition, from 1Q23 onwards, we also stopped adjusting share-based compensation expenses in our adjusted results. Those changes may affect the comparability of our adjusted results between different quarters. For that reason, we have included below our historical numbers on a comparable basis, not adjusting for both the bond and share-based compensation expenses, according to our current adjustment criteria.

Profitability with and without share-based compensation adjustments (R$mn)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23
Consolidated
Reported
Adjusted EBT	247.6	(202.7)	81.3	(49.1)	82.5	106.7	210.7	316.5	324.0	447.0
Adjusted Net Income	187.4	(155.5)	85.3	(32.5)	51.7	76.5	162.5	234.8	236.6	322.0
Not Adjusting for Share-based Compensation
Adjusted EBT	226.9	(249.1)	83.0	(50.6)	68.8	75.8	166.3	275.6	324.0	447.0
Adjusted Net Income	173.3	(186.4)	86.7	(33.5)	42.6	55.8	108.3	203.8	236.6	322.0

Financial Services
Reported
Adjusted EBT	250.2	(202.6)	104.3	(31.0)	65.9	84.0	177.6	285.6	306.0	398.2
Adjusted Net Income	191.4	(153.2)	113.1	(13.0)	45.4	66.9	148.1	214.2	226.9	279.7
Not Adjusting for Share-based Compensation
Adjusted EBT	229.6	(248.7)	105.7	(32.6)	52.2	53.3	135.0	246.1	306.0	398.2
Adjusted Net Income	177.3	(183.9)	114.1	(14.0)	36.3	46.3	95.1	184.1	226.9	279.7

Software
Reported
Adjusted EBT	0.6	(0.7)	(11.6)	(15.2)	12.3	40.0	33.7	31.8	16.9	45.5
Adjusted Net Income	(0.7)	(3.0)	(14.8)	(15.6)	2.2	26.9	15.4	22.4	8.5	39.0
Not Adjusting for Share-based Compensation
Adjusted EBT	0.6	(1.0)	(11.4)	(15.2)	12.3	39.9	31.9	30.5	16.9	45.5
Adjusted Net Income	(0.7)	(3.2)	(14.6)	(15.6)	2.2	26.8	14.2	21.5	8.5	39.0

Non-Allocated
Reported
Adjusted EBT	(3.2)	0.6	(11.4)	(2.8)	4.3	(17.3)	(0.6)	(1.0)	1.2	3.4
Adjusted Net Income	(3.2)	0.7	(13.0)	(3.9)	4.2	(17.3)	(1.0)	(1.8)	1.2	3.4
Not Adjusting for Share-based Compensation
Adjusted EBT	(3.3)	0.6	(11.3)	(2.8)	4.3	(17.4)	(0.6)	(1.0)	1.2	3.4
Adjusted Net Income	(3.3)	0.7	(12.9)	(3.9)	4.1	(17.3)	(1.0)	(1.8)	1.2	3.4

Historical Segment Reporting

Following the partial sale of our stake in Banco Inter, from 2Q22 onwards we no longer adjust the financial expenses related to our bond in our adjusted numbers. In addition, from 1Q23 onwards, we also stopped adjusting share-based compensation expenses in our adjusted results. Those changes may affect the comparability of our adjusted results between different quarters. For that reason, we have included below our historical numbers on a comparable basis, not adjusting for both the bond and share-based compensation expenses, according to our current adjustment criteria.

Table 15: Adjusted Historical Financial Services P&L

Segment Reporting - Financial Services (R$mn Adjusted)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23
Total revenue and income	828.4	564.2	1,152.5	1,545.9	1,721.3	1,932.6	2,121.5	2,308.2	2,335.9	2,551.2
Cost of services	(224.9)	(279.6)	(358.7)	(465.1)	(499.0)	(468.6)	(495.9)	(524.0)	(555.3)	(520.0)
Administrative expenses	(89.8)	(91.4)	(112.9)	(145.6)	(131.1)	(145.5)	(160.2)	(204.0)	(170.9)	(180.4)
Selling expenses	(159.7)	(215.3)	(248.6)	(263.5)	(323.0)	(267.3)	(318.8)	(336.2)	(314.8)	(324.3)
Financial expenses, net	(88.8)	(158.9)	(304.4)	(657.8)	(693.0)	(931.0)	(917.2)	(884.9)	(895.0)	(1,047.8)
Other operating income (expense), net	(35.1)	(67.4)	(22.0)	(46.6)	(23.0)	(66.9)	(94.3)	(112.6)	(92.6)	(78.8)
Gain (loss) on investment in associates	(0.5)	(0.4)	(0.1)	0.0	0.0	0.0	0.0	(0.4)	(1.3)	(1.7)
Profit before income taxes	229.6	(248.7)	105.7	(32.6)	52.2	53.3	135.0	246.1	306.0	398.2
Income tax and social contribution	(52.3)	64.8	8.4	18.6	(16.0)	(7.0)	(39.9)	(61.9)	(79.1)	(118.5)
Net income for the period	177.3	(183.9)	114.1	(14.0)	36.3	46.3	95.1	184.1	226.9	279.7

Table 16: Adjusted Historical Software P&L

Segment Reporting - Software (R$mn Adjusted)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23
Total revenue and income	30.9	42.8	301.1	311.4	326.6	350.7	366.2	376.3	358.2	382.9
Cost of services	(12.3)	(19.5)	(162.4)	(176.7)	(172.5)	(154.5)	(171.9)	(171.2)	(164.2)	(164.8)
Administrative expenses	(14.9)	(17.5)	(72.4)	(76.1)	(74.5)	(75.0)	(81.3)	(83.5)	(83.5)	(79.5)
Selling expenses	(1.2)	(6.0)	(55.5)	(51.8)	(56.6)	(63.5)	(61.2)	(63.8)	(69.0)	(79.4)
Financial expenses, net	(0.2)	(0.3)	(17.6)	(18.9)	(8.6)	(14.6)	(14.9)	(18.1)	(13.6)	(11.6)
Other operating income (expense), net	(1.8)	(0.4)	(4.7)	(3.1)	(1.8)	(3.0)	(4.8)	(8.7)	(11.0)	(2.6)
Gain (loss) on investment in associates	0.0	(0.1)	(0.0)	0.0	(0.4)	(0.3)	(0.2)	(0.4)	(0.1)	0.5
Profit before income taxes	0.6	(1.0)	(11.4)	(15.2)	12.3	39.9	31.9	30.5	16.9	45.5
Income tax and social contribution	(1.3)	(2.2)	(3.1)	(0.4)	(10.1)	(13.1)	(17.7)	(9.0)	(8.4)	(6.5)
Net income for the period	(0.7)	(3.2)	(14.6)	(15.6)	2.2	26.8	14.2	21.5	8.5	39.0

Table 17: Adjusted Historical Non-Allocated P&L

Segment Reporting - Non-Allocated (R$mn Adjusted)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23
Total revenue and income	8.3	6.5	16.0	15.7	22.4	20.8	20.8	21.6	17.5	20.7
Cost of services	(2.5)	(3.3)	(4.6)	(4.3)	(2.9)	(3.0)	(3.5)	(2.7)	(1.8)	(0.5)
Administrative expenses	(3.7)	(3.3)	(8.5)	(8.9)	(9.2)	(11.2)	(10.3)	(9.0)	(8.1)	(9.2)
Selling expenses	(1.9)	(1.9)	(4.1)	(3.1)	(4.2)	(5.1)	(5.4)	(6.1)	(6.1)	(8.2)
Financial expenses, net	0.7	5.7	(6.4)	(0.1)	(0.5)	(0.1)	(0.1)	(0.4)	(0.2)	(0.2)
Other operating income (expense), net	(1.1)	(0.8)	(1.2)	(0.9)	(1.1)	(17.8)	(1.1)	(4.8)	(0.4)	0.5
Gain (loss) on investment in associates	(3.2)	(2.4)	(2.6)	(1.2)	(0.2)	(1.0)	(1.1)	0.5	0.4	0.4
Profit before income taxes	(3.3)	0.6	(11.3)	(2.8)	4.3	(17.4)	(0.6)	(1.0)	1.2	3.4
Income tax and social contribution	0.0	0.2	(1.6)	(1.1)	(0.2)	0.0	(0.4)	(0.8)	0.0	(0.0)
Net income for the period	(3.3)	0.7	(12.9)	(3.9)	4.1	(17.3)	(1.0)	(1.8)	1.2	3.4

Glossary of Terms

•	“Adjusted Net Cash”: is a non-IFRS financial metric and consists of the following items: (i) Adjusted Cash: Cash and cash equivalents, Short-term investments, Accounts receivable from card issuers, Financial assets from banking solution and Derivative financial instrument; minus (ii) Adjusted Debt: Obligations with banking customers, Accounts payable to clients, Loans and financing, Obligations to FIDC quota holders and Derivative financial instrument.

•	“Banking”: refers to our digital banking solution and includes insurance products.

•	“Financial Services” segment: This segment is comprised of our financial services solutions serving both MSMBs and Key Accounts. Includes mainly our payments solutions, digital banking and credit.

•	“Key Accounts”: refers to operations in which Pagar.me acts as a fintech infrastructure provider for different types of clients, especially larger ones, such as mature e-commerce and digital platforms, commonly delivering financial services via APIs.

•	“MSMB Active Payments Client Base”: refers to SMBs (online and offline) and micro-merchants, from our Stone, Pagar.me and Ton products. Considers clients that have transacted at least once over the preceding 90 days, except for Ton active clients which consider clients that have transacted once in the preceding 12 months. As from 3Q22, does not consider clients that use only TapTon.

•	“MSMBs”: the combination of SMBs and micro-merchant clients, from our Stone, Pagar.me and Ton products.

•	“Omni OMS”: our OMS solution offers multi-channel purchasing processes that integrate stores, franchisees, and distribution centers, thereby providing a single channel for retailers.

•	“Non-allocated”: Comprises other smaller businesses which are not allocated in our Financial Services or Software segments.

•	“Revenue”: refers to Total Revenue and Income.

•	“Software” segment: This segment is comprised of: (i) Core, comprised of POS/ERP solutions, TEF and QR Code gateways, reconciliation and CRM and (ii) Digital, which includes OMS, e-commerce platform, engagement tool, ads solution and marketplace hub.

•	“Take Rate (MSMB)”: Managerial metric that considers the sum of revenues from financial services solutions offered to MSMBs, excluding Ton’s membership fee and other non-allocated revenues, divided by MSMB TPV.

•	“Take Rate (Key Accounts)”: Managerial metric that considers revenues from financial services solutions offered to Key Account clients, excluding non-allocated revenues, divided by Key Accounts TPV.

•	“MSMB Client Deposits”: client deposits from MSMBs with our banking solutions.

•	“Total Active Payment Clients”: refers to MSMBs and Key Accounts. Considers clients that have transacted at least once over the preceding 90 days, except for Ton product active clients which consider clients that have transacted once in the preceding 12 months. As from 3Q22, does not consider clients that use only TapTon.

•	“TPV”: Total Payment Volume. Up to the fourth quarter of 2020, refers to processed TPV. From the first quarter of 2021 onwards, reported TPV figures consider all volumes settled by StoneCo.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast”, “plan”, “predict”, “project”, “potential”, “aspiration”, “objectives”, “should”, “purpose”, “belief”, and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

About Non-IFRS Financial Measures

To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Stone also presents non-IFRS measures of financial performance, including: Adjusted Net Income, Adjusted EPS (diluted), Adjusted Net Margin, Adjusted Net Cash / (Debt), Adjusted Profit (Loss) Before Income Taxes, Adjusted Pre-Tax Margin, EBITDA and Adjusted EBITDA.

A “non-IFRS financial measure” refers to a numerical measure of Stone’s historical or future financial performance or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Stone’s financial statements. Stone provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered in conjunction with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Stone’s performance to that of other companies.

Stone has presented Adjusted Net Income to eliminate the effect of items from Net Income that it does not consider indicative of its continuing business performance within the period presented. Stone defines Adjusted Net Income as Net Income (Loss) for the Period, adjusted for (1) amortization of intangibles related to acquisitions, (2) one-time impairment charges, (3) unusual income and expenses and (4) tax expense relating to the foregoing adjustments. Adjusted Net Margin is calculated by dividing Adjusted Net Income by Total Revenue and Income. Adjusted EPS (diluted) is calculated as Adjusted Net income attributable to owners of the parent (Adjusted Net Income reduced by Net Income attributable to Non-Controlling interest) divided by diluted number of shares.

Stone has presented Adjusted Profit Before Income Taxes and Adjusted EBITDA to eliminate the effect of items that it does not consider indicative of its continuing business performance within the period presented. Stone adjusts these metrics for the same items as Adjusted Net Income, as applicable.

Stone has presented Adjusted Net Cash metric in order to adjust its Net Cash / (Debt) by the balances of Accounts Receivable from Card Issuers and Accounts Payable to Clients, since these lines vary according to the Company’s funding source together with the lines of (i) Cash and Cash Equivalents, (ii) Short-term Investments, (iii) Debt balances and (iv) Derivative Financial Instruments related to economic hedges of short term investments in assets, due to the nature of Stone’s business and its prepayment operations. In addition, it also adjusts by the balances of Financial Assets from Banking Solutions and Deposits from Banking Customers.